UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Products Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Produces 7000th Brisque, World's Most Popular Prepress Workflow

Vancouver, B.C., Canada (February 19, 2002) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) is pleased to announce the production of the 7000th Brisque™ workflow which is scheduled for installation next month. This important milestone was achieved in just six years since the powerful prepress workflow was introduced. With the largest installed base of any single workflow in the industry, Brisque serves large and small customers on six continents. Introduced in 1996, Brisque workflow quickly gained favor as users discovered the product's stability, flexibility, superior quality, and productivity. The Brisque workflow family automates the tools, operation and processes in prepress while leaving control in the hands of the user. An additional 6,000 systems based on the Brisque architecture and adapted to other products such as the PS/M workflow are also installed worldwide.

Brisque: The leader in prepress workflow

"We are extremely proud to announce the 7000th Brisque system," said Barry Quart, Creo director of commercial and publication workflow. "This is a significant achievement for Creo and the Brisque team and confirms the position of Brisque as the indisputable leader in prepress workflow systems. As we move into the future, the Brisque workflow is an integral part of Creo's Networked Graphic Production initiative," Barry continued. "We have recently introduced Synapse™ InSite software for Brisque that brings creative professionals, print buyers, publishers, and printers together through the Internet, enabling them to communicate and collaborate in real time. With tools like these, printers are reducing cycle times, minimizing errors on press, and delivering quality printing faster."

As a component of Networked Graphic Production, Brisque workflow will be part of the network that links a printing plant's business systems with its prepress production systems. Easy information exchange between the systems helps printing business run more effectively by fine-tuning functions such as estimating, billing, inventory management, and scheduling.

Most powerful Brisque ever

"The latest version, Brisque4™, features high performance, flexibility and openness to all standard file formats, including PDF," says Marc Mascara, Brisque product manager. New features include regional versioning that allows the designer to create and manage multiple versions of jobs for language or regional localization. Brisque4 uses the new Performance Series line of IBM desk side units. The Performance Series Sixt leads this new class of Brisque platforms, featuring six Power3 668 MHz RISC processors and uses IBM's innovative new copper chip technology. Brisque4 offers enhanced Multi Device Support that allows it to drive up to eight devices while simultaneously RIPing files.

A powerful workflow family

The Brisque family is comprised of the Brisque™ Entro, Brisque™ Pro, Brisque™ Impose, and Brisque™ Pack workflows. All Brisque solutions, beginning with the most basic configuration, fully automate the prepress workflow through a flexible Job Ticket process. The Brisque family outputs to Dolev® imagesetters, Lotem™ and Trendsetter® platesetters, and third-party platesetters using Screen2Go, PDF2Go, Export PS, Impo2Go, TIFF-IT, and CT/LW file formats.

See the Brisque family demonstrated at the Creo booth (Hall 4, Stand 650) at IPEX 2002 in Birmingham, UK from April 9 - 7.

Images: Brisque workflow family product images are available by contacting media relations contacts below.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

© 2002 Creo Products Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Holly Hokrein	Rochelle van Halm	Tracy Rawa
Marketing Communications (Americas)	Media Relations (Headquarters)	Investor Relations
T. +1.781.280.7331	T. +1.604.451.2700	T. +1.604.451.2700
F. +1.781-275.3430	F. +1.604.437.9891	F. +1.604.437.9891
holly.hokrein@creo.com	rochelle.van.halm@creo.com	tracy.rawa@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: February 19, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary